SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

Press release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-2 14 30-1 www.bayerhealthcare.com www.presse.bayer.de

Bayer deal with Novartis improves profit outlook for Betaseron® franchise

•	Bayer Schering Pharma AG, Germany, acquires U.S. Biologics manufacturing facility from Novartis
•	Bayer will stop paying Novartis current royalty on Betaseron® from October 2008
•	Bayer will provide licensing rights to Novartis to establish its own brand of interferon beta-1b from 2009 forward

Berlin– Bayer Schering Pharma AG, Germany, has purchased from Novartis a biologics manufacturing facility in Emeryville, California, which is currently used to produce Bayer Schering Pharma’s Betaseron® for patients in the United States. Bayer Schering Pharma will manufacture Betaseron® at the Emeryville site, retain full control of all manufacturing and process technology used in the production of Betaseron® and will continue to employ the facility’s employees.

Novartis will transfer manufacturing responsibility for Betaseron® (interferon beta-1b) including the Biologics License Application (BLA), by selling related equipment and property, as well as leasing certain buildings at the Emeryville site to Bayer Schering Pharma for a one-off payment of approximately USD 110 million. To assure a smooth transition and safeguard continuous product supply for patients, Novartis will assist Bayer Schering Pharma in assuming responsibility for Betaseron® manufacturing in Emeryville and will also help Bayer qualify another possible supplier of the product. In addition, Novartis will grant Bayer royalty-free licenses under all patents and know-how used by Novartis in relation to Betaseron®.

Bayer Schering Pharma will continue to pay Novartis royalties equivalent to those being paid currently on net sales of Betaseron® manufactured by Bayer at the Emeryville facilities until expiration of the original regulatory filing, development and supply agreement in October 2008. After this date, no more royalties will be due to Novartis on the sales of Betaseron®.

Bayer Schering Pharma will support Novartis in the regulatory filing process of a Novartis brand of interferon beta-1b. When approved by health authorities, Bayer Schering Pharma will supply this medicine to Novartis from 2009 forward and receive in return a double digit royalty payment from Novartis.

“Manufacturing knowledge is critical in this marketplace, and we are looking forward to having the employees at Emeryville join the Bayer Schering Pharma team” said Arthur Higgins, Chairman of the Board of Management of Bayer Schering Pharma AG. “In addition to improving the profitability of the Betaseron® franchise through this transaction we believe a second independent brand will reinforce the existing growth of the global MS market”.

Bayer Schering Pharma has pioneered the treatment of multiple sclerosis and is committed to expand the boundaries of MS treatment through lifecycle management of Betaseron® and the development of new treatment options. Betaseron® is the only high-dose, high-frequency interferon beta indicated for patients at the earliest stage of MS.

In 2006 prior to the close of the Novartis-Chiron transaction, Bayer Schering Pharma AG exercised its option to acquire all Betaseron®-related assets at the Emeryville site at fair market value. Since then, both sides have continued discussions about the transfer of the Betaseron® assets.

The agreement is subject to regulatory consent and resolves all outstanding legal actions between the parties regarding Betaseron®.

Further financial details were not disclosed.

About Betaseron® / Betaferon®
Betaseron®, which is marketed outside the U.S. and Canada under the trademark Betaferon®, was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon® is indicated for the treatment of relapsing forms of multiple sclerosis to reduce the frequency of clinical exacerbations. Betaferon® has the broadest experience of any MS medication. In the U.S., Europe and Japan, the drug has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one-third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years’ follow up of people treated with Betaferon® has shown that it is safe and well tolerated.

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma AG. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceuticals company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.

Berlin,                  March 26, 2007
OR                      (2007-0105e)

Contacts:
Oliver Renner, Tel.:  +49 30 468 12431
E-Mail: oliver.renner@schering.de

Sreejit Mohan, Tel.: +1 510 705 5477
E-Mail: sreejit.mohan.b@bayer.com

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

-   governmental factors, including legislative and regulatory changes;

-   difficulties and uncertainties related to new product development;

-   delays and uncertainties in the product approval process;

-   factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

-   factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

-   competitive factors, including pricing and product initiatives of our competitors;

-   legal factors, including product liability or other liability claims;

-   factors relating to the implementation of strategic, operational and organizational initiatives;

-   human resources factors, including our ability to attract and retain qualified personnel;

-   economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

-   adverse developments in our relationships with our development, manufacturing and marketing partners;

-   the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

-   changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

-   other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

Date:  April 3, 2007